UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________
FORM 11-K
 __________________________

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period _____ to _____
Commission file number 001-31486
__________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Webster Bank Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Webster Financial Corporation
145 Bank Street
Waterbury, CT 06702

WEBSTER BANK RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)	9

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

Exhibit Index	10

Signatures	11

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
Webster Bank Retirement Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Webster Bank Retirement Savings Plan (the Plan) as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ KPMG LLP
We have served as the Plan’s auditor since 2014.
Hartford, Connecticut
June 25, 2021

WEBSTER BANK RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2020	2019
Assets:
Investments, at fair value:
Registered investment companies	$574,356,922	$474,766,491
Webster Financial Corporation common stock	35,800,435	40,650,753
Cash and cash equivalents	40,414	44,058
Common collective trust	30,948,164	25,256,195
Total investments, at fair value	641,145,935	540,717,497
Receivables:
Employer contributions	1,353,906	1,328,129
Participant contributions	1,096,652	888,416
Notes receivable from participants	7,721,890	8,312,079
Total receivables	10,172,448	10,528,624
Net assets available for benefits	$651,318,383	$551,246,121
See accompanying Notes to Financial Statements.

WEBSTER BANK RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2020	2019
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$76,940,152	$76,193,844
Interest	46,150	272,935
Dividends	16,832,604	18,789,782
Total investment income	93,818,906	95,256,561

Interest income on notes receivable from participants	454,059	453,622

Contributions:
Employer	13,439,022	13,042,749
Participant	24,423,979	22,702,006
Rollover	2,245,193	6,385,563
Total contributions	40,108,194	42,130,318

Total additions	134,381,159	137,840,501

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	34,191,168	34,371,150
Administrative expenses	117,729	41,701
Total deductions	34,308,897	34,412,851

Net increase	100,072,262	103,427,650

Net assets available for benefits
Beginning of year	551,246,121	447,818,471
End of year	$651,318,383	$551,246,121
See accompanying Notes to Financial Statements.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan
The following description of the Webster Bank Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.
General
The Plan is sponsored and administered by Webster Bank, National Association (the Bank), a subsidiary of Webster Financial Corporation (Webster or the Company), and covers all eligible employees of the Bank and its subsidiaries, as well as certain subsidiaries of the Company, who are members of the controlled group. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. In order to be eligible to make deferral contributions to the Plan, an employee must have attained age 21. In order to be eligible to receive employer contributions under the Plan, an employee must have attained age 21 and completed one year of eligible service. The Retirement Plans Committee is responsible for the oversight of the Plan.
Contributions
Each year, participants may make pre-tax and/or post-tax (Roth) contributions up to 75 percent of their annual compensation through voluntary payroll deductions, subject to the Internal Revenue Service (IRS) limit of $19,500 and $19,000 for 2020 and 2019, respectively. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions, subject to the IRS limit of $6,500 and $6,000 for 2020 and 2019, respectively. Participants may also contribute amounts representing distributions from other qualified plans (rollover).
The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan on a pre-tax basis after 90 days of hire, unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3 percent of eligible compensation and their contributions invested in a designated fund until changed by the participant.
The employer will make a matching contribution equal to 100 percent of a participant's deferral contributions to the extent the participant's deferral contributions do not exceed 2 percent of their annual compensation, plus 50 percent of a participant's deferral contributions to the extent the participant's deferral contributions exceed 2 percent but do not exceed 8 percent of their annual compensation. In addition, the employer makes transition contributions that range from 1 percent to 6 percent of annual compensation to participants who were age 35 or older on January 1, 2008, were employed by the Bank on December 31, 2006, and were active participants in the Webster Bank Pension Plan on December 31, 2007.
Participant Accounts
Participants direct the investment of their contributions into various investment options offered by the Plan, one of which includes Webster Financial Corporation common stock. Participants may change their investment options at any time. Each participant's account is credited with the participant's contributions and employer's contributions, as well as allocations of Plan earnings. Allocations are based on account balances and participant earnings, as defined in the plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their deferral, rollover, and qualified non-elective contributions, plus actual earnings and losses thereon. Vesting in the employer's matching contribution is based on years of service. A participant is fully vested after two years of vesting service. If a participant's employment is terminated prior to attaining two years of vesting service, amounts previously contributed by the employer, plus actual earnings and losses thereon, are forfeited.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (reduced by the highest outstanding loan balance during the prior twelve month period) or 50 percent of their vested account balance. No more than one loan can be outstanding at any time. The loan interest rate is equal to the prime rate plus 1 percent, or such other reasonable rate of interest determined by the plan administrator. Each loan is secured by a pledge of the vested portion of the participant's account balance and is required to be repaid within 5 years or less, or up to 15 years if the loan is for the purchase of a primary residence. Principal and interest are paid by the participant through payroll deductions. If a participant ceases to make loan repayments in a timely manner, and the plan administrator deems the loan to be in default, the outstanding loan balance is considered a distribution and a benefit payment is recorded. Any required loan application processing fees, as well as an annual loan administrative fee, are deducted from the participant's account.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Payment of Benefits
On termination of service, retirement, death, or disability, a participant may elect to receive all or a portion of their vested account balance either in a single lump-sum or in installments over a period of time not to exceed the participant’s life expectancy or the joint life expectancy of the participant and his or her designated beneficiary. Terminated vested participants with account balances less than or equal to $1,000 are subject to the Plan's maximum cash-out provision. In-service withdrawals are permitted at the request of the participant upon having attained age 59-1/2 or in the event of financial hardship, as defined by the Plan, subject to the participant having exhausted all non-taxable loan options and available distributions prior to the request. Distributions from a participant's rollover contributions are allowed at any time.
Forfeitures
Amounts forfeited during the plan year are first used to reinstate previously forfeited amounts of certain rehired employees, then to pay Plan expenses, and lastly to reduce employer contributions. For the years ended December 31, 2020 and 2019, no forfeitures were used to reinstate rehired employee accounts or to pay Plan expenses.
Employer contributions were reduced by $120,954 and $71,300 for the years ended December 31, 2020 and 2019, respectively. At December 31, 2020 and 2019, the remaining forfeited non-vested accounts totaled $23,866 and $7,980, respectively.
Plan Amendment
In connection with the Setting Every Community Up for Retirement Enhancement (SECURE) Act, which was signed into law on December 20, 2019, the Plan was amended and restated effective January 1, 2020 to increase the required minimum distribution age to 72 (up from 70-1/2 prior to January 1, 2020).
CARES Act Legislation
On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), which included several relief provisions available to qualified retirement plans and their participants. The provisions of the CARES Act were effective and operationalized immediately, prior to amending the plan agreement. The Plan adopted the provisions that (i) allowed eligible participants to defer loan repayments up to one year that were originally due between March 27, 2020 and December 31, 2020, and (ii) allowed eligible participants to request penalty-free distributions up to $100,000 before December 31, 2020 for qualified reasons associated with the COVID-19 pandemic.
At December 31, 2020, $627,809 of the total unpaid principal balance on notes receivable from participants had been deferred under the CARES Act. For the year ended December 31, 2020, $6,009,844 of total participant benefit payments were due to COVID-19 related hardships.
2. Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of investments are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year. The Plan's investment committee determines the Plan's valuation policies utilizing information provided by the investment advisor and custodian. Refer to Note 3: Fair Value Measurements for additional information.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

incurred. No allowance for credit losses has been recorded for the years ended December 31, 2020 and 2019.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
Expenses of maintaining the Plan are paid by the Bank, except for certain administrative fees paid directly by the Plan pursuant to the plan agreement. Expenses that are paid by the Bank are excluded from these financial statements.
Reclassifications
Certain prior period amounts in Note 3: Fair Value Measurements have been reclassified to conform to the current year's presentation. These reclassifications did not have a significant impact on the Plan's financial statements.
Recent Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The ASU serves to add, remove, and modify certain disclosure requirements for fair value measurements. Upon adoption, entities are no longer required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, and are required to disclose the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The ASU is effective for fiscal years beginning after December 15, 2019 (January 1, 2020 for the Plan). The adoption of this guidance did not have a significant impact on the Plan's financial statements.
3. Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC Topic 820, Fair Value Measurement, are described as follows:
Level 1 - Inputs to the valuation are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset's or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement. This includes certain pricing models and other similar techniques that require significant management judgment or estimation.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.
Registered Investment Companies: Registered investment companies are valued at the daily closing price as reported by the fund. Registered investment companies held by the Plan are quoted in an active market and are classified as Level 1 within the fair value hierarchy.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Webster Financial Corporation Common Stock: The Company's common stock is valued based on the closing price reported on the New York Stock Exchange and is classified as Level 1 within the fair value hierarchy.
Cash and Cash Equivalents: Cash and cash equivalents are recorded at cost plus accrued interest and are classified as Level 1 within the fair value hierarchy.
Common Collective Trust: The common collective trust is valued based on the net asset value (NAV) as reported by the trustee of the fund. The fund's underlying investments, which primarily comprise fixed-income debt securities, wrap contracts, and open-end mutual funds, are valued using quoted market prices in active markets or observable inputs for similar assets. Therefore, the common collective trust is classified as Level 2 within the fair value hierarchy. The investments have no restrictions on redemptions and there were no unfunded commitments or plans to sell investments at December 31, 2020 and 2019. The common collective trust is designed to deliver safety and stability by preserving principal and accumulated earnings.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value.

	At December 31, 2020
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Equity mutual funds	$546,739,177	$—	$—	$546,739,177
Money market funds	27,617,745	—	—	27,617,745
Webster Financial Corporation common stock	35,800,435	—	—	35,800,435
Cash and cash equivalents	40,414	—	—	40,414
Common collective trust	—	30,948,164	—	30,948,164
Total investments	$610,197,771	$30,948,164	$—	$641,145,935

	At December 31, 2019
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Equity mutual funds	$459,574,886	$—	$—	$459,574,886
Money market funds	15,191,605	—	—	15,191,605
Webster Financial Corporation common stock	40,650,753	—	—	40,650,753
Cash and cash equivalents	44,058	—	—	44,058
Common collective trust	—	25,256,195	—	25,256,195
Total investments	$515,461,302	$25,256,195	$—	$540,717,497
4. Related Party and Party-in-Interest Transactions
Certain Plan investments are managed by affiliates of Fidelity Management Trust Company and Fidelity Workplace Services, the trustee and recordkeeper, as defined by the Plan, respectively. These transactions qualify as party-in-interest transactions under ERISA. Fees paid by the Plan for investment management services totaled $117,729 and $41,701 for the years ended December 31, 2020 and 2019, respectively, and are reflected as administrative expenses on the Statement of Changes in Net Assets Available for Benefits.
The Plan invests in Webster Financial Corporation common stock and held 849,260 and 761,821 shares at December 31, 2020 and 2019, respectively, with fair values of $35,800,435 and $40,650,753, respectively. For the years ended December 31, 2020 and 2019, the Plan recorded dividend income from Webster common stock totaling $1,175,210 and $1,060,626, respectively.
Notes receivable from participants totaled $7,721,890 and $8,312,079 at December 31, 2020 and 2019, respectively. Interest income earned on notes receivable from participants totaled $454,059 and $453,622 for the years ended December 31, 2020 and 2019, respectively.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

5. Plan Termination
Although the Bank has not expressed any intent to terminate the Plan, it has the right to do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested and have a non-forfeitable interest in their account balances. After providing for the expenses of the Plan, any remaining assets would then be allocated by the Office of the Chairman, which is appointed by the Bank's Board of Directors.
6. Tax Status
The Plan has received a favorable tax determination letter from the IRS dated January 9, 2017 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Both the plan administrator and the Plan's counsel believe that the Plan is designed and being operated in compliance with the applicable requirements of the Code so that the Plan is qualified and the related trust is tax-exempt. Although the Bank is not currently aware of any source of action or series of events that have occurred that would adversely affect the qualified status of the Plan, management has indicated that it would take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code in the event a non-compliance matter is identified.
U.S. generally accepted accounting principles requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2017.
7. Risks and Uncertainties
The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. The pandemic has generated significant uncertainty in the global economy and volatility in financial markets, and has affected and may continue to affect the market price of the Plan's assets. Due to the ongoing economic uncertainty and volatility caused by COVID-19, the resulting financial statement impact to the Plan cannot be reasonably estimated.
8. Subsequent Events
On April 19, 2021, Webster Financial Corporation and Sterling Bancorp announced that their boards of directors approved by unanimous vote a definitive agreement under which the two companies will combine in an all-stock transaction. The merger is expected to close in the fourth quarter of 2021, subject to satisfaction of customary closing conditions, including receipt of required regulatory approvals and approval by the shareholders of each company. As of the date of issuance of this report, June 25, 2021, there is no impact to the Plan.
The plan administrator has evaluated subsequent events from the date of these financial statements and supplemental schedule, December 31, 2020, through the date of issuance of this report, and determined that, except for the pending merger, there were no other significant events identified requiring recognition or disclosure.

WEBSTER BANK RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Registered investment companies:
	Janus Henderson Triton Fund Class 1	539,453	shares	**	$20,936,172
	PIMCO Total Return Fund Institutional Class	2,186,765	shares	**	23,179,707
	Vanguard Institutional Target Retirement 2065 Fund	7,994	shares	**	220,567
	The Hartford World Bond Fund Class R6	264,191	shares	**	2,832,128
	Dodge & Cox Stock Fund	65,183	shares	**	12,551,574
	Vanguard Total Bond Market Index Fund Admiral Shares	862,256	shares	**	10,019,418
	Dodge & Cox International Stock Fund	105,238	shares	**	4,598,881
	Goldman Sachs Small Cap Value Fund Institutional Class	48,824	shares	**	2,713,166
	MFS Mid Cap Value Fund Class R6	134,605	shares	**	3,533,378
	American Funds Capital World Growth & Income Fund Class R6	152,215	shares	**	9,037,010
	American Funds Washington Mutual Investors Fund Class R6	321,052	shares	**	16,110,366
	American Funds The Growth Fund of America Class R6	657,671	shares	**	44,451,990
	Vanguard Institutional Target Retirement Income Fund	223,618	shares	**	5,440,618
	Vanguard Institutional Target Retirement 2015 Fund	166,207	shares	**	4,082,036
	Vanguard Institutional Target Retirement 2020 Fund	918,822	shares	**	24,119,087
	Vanguard Institutional Target Retirement 2025 Fund	1,340,802	shares	**	36,805,022
	Vanguard Institutional Target Retirement 2030 Fund	1,162,410	shares	**	32,698,593
	Vanguard Institutional Target Retirement 2035 Fund	962,487	shares	**	27,652,245
	Vanguard Institutional Target Retirement 2040 Fund	602,361	shares	**	17,679,286
	Vanguard Institutional Target Retirement 2045 Fund	546,792	shares	**	16,343,608
	Vanguard Institutional Target Retirement 2050 Fund	513,001	shares	**	15,374,650
	Vanguard Institutional Target Retirement 2055 Fund	281,567	shares	**	8,461,088
	Vanguard Institutional Target Retirement 2060 Fund	100,152	shares	**	3,018,593
*	Fidelity Government Money Market Fund	1,700	shares	**	1,700
*	Fidelity Investments Money Market Treasury Only Portfolio Class 1	27,616,045	shares	**	27,616,045
*	Fidelity Balanced Fund Class K	1,029,850	shares	**	29,113,852
*	Fidelity Diversified International Fund Class K	416,000	shares	**	19,793,276
*	Fidelity Mid-Cap Stock Fund Class K	743,853	shares	**	27,656,460
*	Fidelity 500 Index Fund	296,696	shares	**	38,620,863
*	Fidelity International Index Fund	70,889	shares	**	3,233,228
*	Fidelity Extended Market Index Fund	40,781	shares	**	3,404,419
*	Fidelity Growth Company K6 Fund	4,319,183	shares	**	83,057,896
	Total registered investment companies				574,356,922
	Common stock:
*	Webster Financial Corporation	849,260	shares	**	35,800,435
	Cash and cash equivalents:
*	Fidelity BrokerageLink			**	40,414
	Common collective trust:
*	Fidelity Managed Income Portfolio II Class 1	29,842,597	units	**	30,948,164
	Notes receivable from participants:
*	Notes receivable from participants	Varying maturity dates with interest rates ranging from 3.25% to 6.50%		**	7,721,890
	Total assets held for investment purposes (at end of year)				$648,867,825
*Party-in-interest, as defined by ERISA.
**All investments are participant directed. Therefore, disclosure of cost information is not required.
See Report of Independent Registered Public Accounting Firm

Exhibit Index

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEBSTER BANK
RETIREMENT SAVINGS PLAN

Date:	June 25, 2021	By:	/s/ Glenn I. MacInnes
Glenn I. MacInnes
Chair of the Retirement Plans Committee

Date:	June 25, 2021	By:	/s/ Albert J. Wang
Albert J. Wang
Member of the Retirement Plans Committee

Date:	June 25, 2021	By:	/s/ Bernard Garrigues
Bernard Garrigues
Member of the Retirement Plans Committee